

Mail Stop 7010

October 15, 2007

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re: Southwall Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-15930**

Dear Mr. Stichler:

   We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED ECEMBER 31, 2006

Note 8 – Income Taxes, page 78

1.   We note your response to prior comment 2. We continue to believe that an interim period reconciliation pursuant to paragraph 47 of SFAS 109 would provide material information to your investors as it is not readily apparent from the financial statements the reasons for the significant variations in the relationship between income tax expense and pretax income. As such, please provide this information in your future interim period filings. Please also

supplementally provide the reconciliation for the periods included in the June 30, 2007 10-Q with an explanation of any material fluctuations.

2.   Thank you for supplementally providing the income tax reconciliation for your annual periods. We have the following comments in this regard.

   • Tell us how the pretax earnings numbers are derived from the financial statements.
   • Reconcile the apparent *increase* in the valuation allowance in 2006 to your disclosures in Note 8 where you state the valuation allowance *decreased* by approximately $2.6 million during 2006.
   • Please explain the underlying reasons for the change in your valuation allowance.

Note 10 – Segment Reporting, page 84

3.   We note your response to prior comment 3 wherein you state that the German business is your only operating segment. We assume that this operating segment is also your sole reportable segment and that the business activities from your US-based corporate headquarters and administrative departments constitute an "all other" category as described in paragraph 21 of SFAS 131. As such, please revise your future filings to include the disclosures outlined in paragraph 25 for your German segment including the reconciliation described in paragraph 32 of SFAS 131. Please show us supplementally what these disclosures will look like.

4.   As requested, please provide us with representative copies of the internal reports reviewed by your chief operating decision maker.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Al Pavot at (202) 551-3738, or me at (202) 551-3768 if you have questions regarding our comments.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief